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                               November 21, 2023

       Paul Kim
       Chief Financial Officer
       Fulgent Genetics, Inc.
       4399 Santa Anita Avenue
       El Monte, California 91731

                                                        Re: Fulgent Genetics,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-37894

       Dear Paul Kim:

              We have reviewed your November 14, 2023, response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2023, letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Note 2. Summary of Significant Accounting Policies
       Reporting Segment and Geographic Information, page F-15

   1. We note your response to prior comment 5. Please further address the following regarding your analysis
of ASC 280-10-50-1.
                                                            The title and
description of the role of each individual who reports to the CEO, who you identified as
the CODM.
                                                            How often the CODM
meets with his direct reports, the financial information the
                                                            CODM reviews to
prepare for those meetings, the financial information discussed in those meetings, and
who else attends those meetings.
                                                            The nature of the
discrete financial information prepared, why the discrete financial information is
prepared, what it is used for, and who is using it, if the CODM is not receiving it.
Clarify whether the discrete financial information is available at a level
 Paul Kim
FirstName LastNamePaul  Kim
Fulgent Genetics, Inc.
Comapany 21,
November  NameFulgent
              2023     Genetics, Inc.
November
Page 2    21, 2023 Page 2
FirstName LastName
              below the two identified components and your consideration of this lower level meeting the definition of an operating segment. In this regard, we note your statements in the fourth quarter of fiscal year 2022 earnings conference call that the anatomic pathology business has a lower margin profile while the precision diagnostics and pharma services businesses have attractive margin profiles.
                The titles and roles of the persons, if anyone, that are held accountable for operating results of the anatomic pathology, the precision diagnostics, and the pharma services businesses and the R&D efforts for your drug development business along with the titles and roles of the persons these individuals report to in the organization.
                How the CODM goes about allocating resources, assessing operating performance and making key operating decisions using only consolidated operating results and not lower level results, including a description of the nature of decisions made by the
              CODM as they relate to the components. For example, address how it was determined that the annual burn rate for R&D spending for clinical trials and drug development efforts of the therapeutics development company is about $50 million per your third quarter of fiscal year 2023 earnings conference call. Similarly, address how it was determined to make the changes to the anatomic
pathology business    go-
              to-market strategy and sales structure due to the decline in this
business   s revenues;
              and how decisions are made about growing the pharma services business.
                How budgets are prepared, who reviews and approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget. In this regard, we note from your third quarter of fiscal year 2023 earnings conference call that the pharma services business has an estimated
              $22 million of revenues for fiscal year 2023.
                The level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to- actual variances. As part of your response, address the actions taken should one of the components fail to meet their revenue or operating income budget goals in a particular period.
Form 10-Q for Fiscal Quarter Ended September 30, 2023

Note 14. Goodwill and Acquisition-Related Intangible Assets, page 18

2. We note that your market capitalization during the third quarter of fiscal year 2023 has continued to decline below total equity as of September 30, 2023. Please tell us your consideration of performing an interim impairment test of goodwill during the third quarter of fiscal year 2023. Refer to ASC 350-20-35-30 for guidance. Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at
202-551-3355 if
you have questions regarding comments on the financial statements and related matters.
 Paul Kim
Fulgent Genetics, Inc.
November 21, 2023
Page 3
                                      Sincerely,
FirstName LastNamePaul Kim
                                      Division of Corporation Finance
Comapany NameFulgent Genetics, Inc.
                                      Office of Industrial Applications and
November 21, 2023 Page 3              Services
FirstName LastName